Via Facsimile and U.S. Mail
Mail Stop 6010

March 14, 2008

David B. Rickard
Executive Vice President, Chief Financial Officer and
Chief Administrative Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: CVS Caremark Corporation
     Form 10-K for the Fiscal Year Ended December 29, 2007
     Filed February 27, 2008
     File Number: 001-01011

Dear Mr. Rickard:

   We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Liquidity and Capital Resources, page 28

1.   The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion.

Critical Accounting Policies, page 31

Self-Insurance Liabilities, page 33

2.   Your disclosure here as well as in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

1. Revenue Recognition, page 46

Medicare Part D, page 47

3.   It appears that your accounting for the subsidies received from CMS related to the member responsibility amounts differs from the accounting for the insurance premiums and beneficiary premiums. Please revise your disclosure to clarify the reason for the different accounting and discuss how the receipt and payment activity related to the CMS subsidies are accumulated and recorded in the balance sheet.

2. Business Combinations, page 51

Caremark Merger, page 51

4.   Please revise your disclosure to include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant